Mail Stop 4561

January 18, 2006

Joseph M. Garzi
Southridge Technology Group, Inc.
90 Grove Street
Ridgefield, CT 06877

> **RE:** **Southridge Technology Group, Inc.**
> **Registration Statement on Form SB-2**
> **Filed No. 333-130599**
> **Filed on December 22, 2005**

Dear Mr. Garzi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include in the prospectus, if true, the statement that the company does not consider itself a blank check as the term is defined in Regulation C, Rule 419, and does not intend to merge with or acquire another company in the foreseeable future. In this regard, disclosure in the second risk factor merely indicates that the company currently does not intend to engage in an acquisition or merger transaction. Should you be unable to increase revenues or obtain financing and be forced to "substantially curtail" your operations as you indicate in the risk factor

discussion, please provide a plan for managing your Exchange Act reporting obligations.

2. Update the financial statements pursuant to Item 310 of Regulation S-B, as necessary.

Prospectus Cover Page

3. Please limit your disclosure to that information required by Item 501 of Regulation S-B. We refer you to disclosure referencing the number of shares outstanding and the last three sentences in the third paragraph.

Prospectus Summary

4. Please expand this section to provide more information about the structure of your company, including what operations the company has been conducting since its inception in 2001.

5. You may want to revise to clarify, if true, that the information contained on your website does not constitute part of the prospectus.

6. Add disclosure addressing your going concern qualification and your accumulated deficit.

7. Relocate the summary financial data on page 18 to this section of the prospectus.

Risk Factors, page 5

8. Please add appropriate risk factor disclosure addressing the fact that it appears as though Mr Garzi, who holds five executive positions including Chief Financial Officer and Principal Accounting Officer, lacks any meaningful accounting/financial experience.

9. In the introductory paragraph, clarify that you disclose all "material" risks here.

"A significant portion of our revenue is derived from a small number . . . , page 8

10. Please note that for any customer that accounted for 10% or more of the company's revenues, you must revise to identify such customer and indicate the percentage of revenues for which it was responsible. Revise similar disclosure elsewhere in the prospectus. We also note disclosure indicating that you "don't have any obligation to continue doing business" with these customers. Please enhance your disclosure to provide a more meaningful description of the customer relationship you maintain with the affiliated entity.

Selling Stockholders, page 14

11. Please file the exchange agreement and the November 2005 purchase agreement for the private placement as exhibits.

12. Disclose whether any of the selling securityholders are registered broker-dealers or affiliates of registered broker-dealers. In this regard, we note that Mr. Byl is the president of Greenfield Capital Partners -- a registered broker-dealer. Be advised that all selling securityholders who are registered broker dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Management's Discussion and Analysis or Plan of Operation, page 18

13. Comprehensively revise this section to provide all information required by Item 303 of Regulation S-B, including the related instructions. See also SEC Release 33-8350. In this regard, we would expect to see more information regarding your operating history and how your business has changed over the past three years. For example, it is not clear what constitutes an "engagement" project and how they have affected your company in the past or will affect it in the future. Also, explain what you mean when you reference "a mix of engagements." Does this refer to size or the type of contract?   Additionally, your current disclosure does not clearly discuss the lines of business in which you are involved and how they affect your results of operations. We would also expect to see more comprehensive line-item discussions regarding material changes between periods, including quantified information regarding the reasons for such changes. You should also better explain your relationship with third parties, such as your distributors and how such relationships have or will affect your results of operations. All of these issues should be addressed in your next amendment.

14. Please include a discussion of how, from a financial aspect, the company intends to manage its reporting obligations under the federal securities laws in the event the company 's registration statement is declared effective. How will the obligation to file current, quarterly, and annual reports affect the company 's operations and how does the company anticipate it will be able to finance its requirements under the securities laws? In this regard, you disclose that your expenses will be approximately $25,000 yet you also disclose on page 20 that you do not have any engagements or agreements to generate sufficient funds to cover all of your obligations and costs over the next 12 months.

15. Tell us how you considered compliance with SEC Release 33-6835 to quantify and discuss the reasons for the changes and trends in the individual line items that are impacting the operating results. For example, MD&A should discuss changes in revenues and the reasons for these changes by each of the services identified on page 23. MD&A disclosure should also quantify and discuss the changes in cost of sales, gross margin and general operating expenses for all periods presented. Also consider disclosing the types of costs that are included in cost of sales and operating expenses (*i.e.*, amortization, salaries, hardware costs, software costs, etc).

16. Also, tell us and expand your disclosure to discuss any known business trends and events that have or reasonably likely to have a material impact on your future operations. Refer to Item 303(b)(1)(i) of Regulation S-B.

17. Further, tell us if you have any off-balance sheet arrangements, obligation under a guarantee contracts pursuant to paragraphs 6 and 7 of FIN 45, and contingent obligations under FIN 46. If so, disclose such arrangements in your MD&A. Refer to Item 303(c) of Regulation S-B.

Liquidity and Capital Resources, page 19

18. Revise the liquidity and capital resources section to state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the prospectus. In this regard, we note your disclosure that you do not believe you will need funding to continue your operations because you do not have a capital intensive business plan. If you do not have sufficient resources to fund planned operations for the 12-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please revise to specifically disclose how long you can currently satisfy your cash requirements, state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and why. In preparing this disclosure, consider explain how your need to discharge current liabilities within the twelve months will impact the rate at which you use funds in operations and your need for capital.

19. Please revise your discussion to focus on the primary drivers of and other material factors necessary to understand your company's cash flows. In addition, discuss all known trends, events or uncertainties, which are reasonably likely to impact future liquidity, as necessary. We refer you to Section IV of SEC Release No. 33-8350.

20. We note that you expect to incur additional legal and accounting related expenses when you become a public entity during the next twelve months. Expand your disclosure to describe other known operational commitments and expansions (*e.g.*, leases, contracts, salaries, etc.) for the next twelve months and how you will fund these commitments. In addition you disclose that the company will seek additional financing and if financing is not available you will reduce operations. Revise your discussion to describe the type of financing the company will attempt to obtain and clarify what actions the company will undertake to reduce operations. We refer you to FRC 607.02.

Critical Accounting Policies, page 21

21. As presented, the critical accounting policy for revenue recognition appears to be a restatement of the policy in the notes to the financial statements and does not serve as a supplement to the notes of the financial statements. The critical accounting policy for revenue recognition should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. Tell us how you plan to comply with the SEC Release 33-8350.

Business, page 22

22. Please revise your disclosure in this section and throughout your registration statement to clarify the current status of your business operations, your proprietary technology, if any, and your products/services. Your current description of your business is a very general discussion of your company's operations as it relates to network installation and maintenance. Your disclosure does not provide a potential investor with a clear sense of your business, your day-to-day operations, the long-term commercial feasibility of your services, and the ability of your company to survive in the short and long term. Your disclosure in this section should be substantially revised to describe clearly your company's business and its products and services in the manner required by Item 101(b) of Regulation S-B. Describe more specifically each activity that is essential to the functioning of your service-orientated business and the distribution of each of your proposed products, and indicate which of those steps will be provided by the company and which will be delegated to third parties. If you maintain material agreements with customers, suppliers, or distributors, describe the significant terms of the arrangements with the third parties you intend to rely upon.

23. Briefly describe the nature of the services you provide to the two customers that comprised 15.3% and 10.8% of your total revenues. State the dollar amounts of revenues you have recognized from services provided to each of these customers and indicate the period in which those revenues were recognized.

24. We note your disclosure on page 24 that you have consultants in accounting and financial systems, as well as corporate email and information systems. Please elaborate on your relationships with the referenced consultants and describe the activities these consultants perform and how they contribute to your operations and overall business strategy. Do you maintain agreements with these consultants? Are there fee-sharing arrangements?

Ongoing Maintenance and Service, page 24

25. Expand the disclosure relating to the service agreements to include a more descriptive disclosure about the nature of the standard service contract.

Property, page 25

26. We note you lease office space from an entity controlled by our principal shareholder. Tell us how you considered FIN 46R as it relates to accounting for this entity.

27. Please file the lease agreement as a material exhibit.

Summary Compensation Table, page 29

28. Explain what the "Other Annual Compensation" figure is comprised of.

Certain Relationships and Related Transactions, page 29

29. Please address the potential conflicts of interest that may arise between the other activities and responsibilities of management and the activities and responsibilities of this company. Also, disclose the steps management intends to take to minimize such conflicts of interests.

Description of Securities, page 30

30. Reconcile your disclosure here with information contained in the governing instruments that indicate that the company may only issue a total of 99 million shares – 98 million shares of common stock and 1 million shares of preferred stock.

Financial Statements

Note 2: Summary of Significant Accounting Policies

g. Revenue Recognition, page F-7

31. Explain the following as it relates to your revenue recognition policy for the products and services you provide to customers:

- Identify all authoritative literature (e.g. SOP 97-2, SOP 81-1 and SAB 104) that you have relied on in developing your revenue recognition policies. Indicate your basis for concluding that the identified literature is applicable, and that your policies comply with that literature.

- We note that you provide various service offerings including sale of third party software and hardware. For each of your service offerings, tell us all criteria considered in determining when to recognize revenue and how you determine when each of the identified criteria have been met.

- Also, describe the material terms of the arrangements under which you provide your services (*e.g.*, time and material, fixed price contracts), including performance obligations and payment terms. Include descriptions of terms that you consider to be non-standard and/or non-routine.

- For transactions with multiple elements, indicate how you determine the criteria have been met to be considered a separate unit of accounting and how the timing and amount of revenue attributable to individual elements is determined.

- Identify any contingencies such as price protection, conditions of acceptance, warranties, etc., explain the material terms of such provisions in your arrangements and describe how these contingencies affect revenue recognition.

32. On page 25, you indicate that you provide web-hosting services to customers. Tell us the nature of web-hosting arrangements, your revenue recognition policy for these arrangements, and how you considered EITF 00-3 in accounting for these arrangements. Also, tell us the revenues from hosting arrangements for the periods presented.

33. You indicate that revenue from the sale of third party software and hardware is recognized on a gross basis based on the company's role as "principal" in

accordance with EITF 99-19. Tell us in detail each of the criteria considered in paragraphs 7 to 14 of EITF 99-19 to support your conclusion. Also, tell us the revenues from the sale of third party software and hardware for the periods presented.

34. Revise your revenue recognition policy, as necessary, to incorporate information addressed in our comments above.

Note 3: Going Concern, page F-8

35. Pursuant to FRC 607.02, filings containing accountant's reports that are qualified as a result of questions about an entity's continued existence must contain appropriate and prominent disclosure of the registrant's financial difficulties and viable plans to overcome these difficulties. SAS 34 requires that the auditor who issues a report that is qualified as result of questions about the entity's continued existence must evaluate the disclosure about the financial problems giving rise to the accountant's qualification. The Commission believes that in such cases Paragraph 10 of SAS 34 requires the auditor to include in his report, if not otherwise disclosed in the financial statements, appropriate "disclosure of the principal conditions that raise questions about the entity's ability to continue in existence, the possible effects of such conditions, and management's evaluation of the significance of those conditions and any mitigating factors." The Commission also believes that paragraph 10 of SAS 34 requires auditors to assure the adequacy of disclosure about plans to resolve the doubts about the entity's continued existence. Revise your notes to disclose mitigating factors that address the items outlined above, as necessary.

Note 4: Stockholders' Equity, page F-8

36. We note that you issued 560,000 shares of your common stock for exchange of $560 on November 28, 2005. We further note on page 15 that these shares are issued to your business associates and affiliates and family members of your employees and a principal shareholder. Tell us how you determined the fair value of share to be the par value of $.001. Provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each issue date. Also, tell us how you accounted for these shares and address specific accounting literature that support your accounting.

Note 5: Significant Customers and Related Party Transactions, page F-10

37. We note that the company had significant sales to customers affiliated with its largest shareholder for both fiscal 2005 and 2004. Tell us what you mean by customers affiliated with your largest shareholder and revise to clearly disclose the nature of this relationship. Further if your largest shareholder controls both the company and the customers with which he is affiliated disclose the nature of

the control relationship and whether the existence of that control could result in operating results or financial position of your company significantly different from those that would have been obtained if the company was autonomous. We refer you to SFAS 57.

Note 6: Income Taxes, page F-10

38. You indicate that the company converted into corporation from the limited liability partnership on August 24, 2005. Tell us how you considered paragraph 28 of SFAS 109 in determining that no deferred tax assets or liabilities should be recorded in connection with the conversion to a C corporation. Further revise to present pro forma tax and EPS data on the face of your historical financial statements. Also revise to disclose your accounting policy for income taxes.

Segment

39. Tell us how you considered the disclosure requirements of SFAS 131. Revise to disclose enterprise wide information pursuant to paragraphs 36 to 39 of SFAS 131.

Part II – Information Not Required in Prospectus

Undertakings

40. Please provide all required undertakings set forth in Item 512(a) of Regulation S-B.

Recent Sales of Unregistered Securities

41. With respect to the November 2005 private placement, you claim the exemptions from registration contained in Section 4(2) and/or Rule 504. Please recite the facts relied upon in claiming the exemption contained in Rule 504. Do you mean Rule 506?

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Kari Jin at (202) 551-3481 or Tom Ferraro at (202) 551- 3225 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Gary B. Wolff
         by facsimile at 212-644-6498